BOYER & KETCHAND
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW
NINE GREENWAY PLAZA, SUITE 3100
Rita J. Leader	HOUSTON. TEXAS 77046-0904	rleader@boyerketchand.com
(713) 871-2025
TELEFAX (713) 871-2024
www.boyerketchand.com

January 7, 2005

Securities and Exchange Commission

Division of Corporation Finance

Judicial Plaza

450 Fifth Street

Washington, D.C. 20549-0404

Attention:	Pamela A. Long, Assistant Director

Don Cavern, Accounting Examiner

Jeanne Baker, Accounting Examiner

Matt Franker, Legal Examiner

Chris Edwards, Legal Examiner

Re:	North American Technologies Group, Inc. Amendment

No. 1 to Preliminary Schedule 14C

Amendment No. 1 to Form 10-QSB for the period

Ended September 30, 2004 (File no. 0-16217)

Ladies and Gentlemen:

On behalf of our client, North American Technologies Group, Inc. (“NATK” or the “Company”), we have filed today under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No 1 to Preliminary Schedule 14C and Form 10-QSB/A for the period ended September 30, 2004. These amendments have been filed for the purpose of responding to comments contained in a letter from the Securities and Exchange Commission dated January 4, 2005 to Mr. Henry W. Sullivan, the chief executive officer of the Company.

For ease of reference, we have included below the comments contained in the text of your January 4, 2005 letter, and the Company’s responses to those questions. We have also faxed to you a marked copy of the Schedule 14C indicating the revisions made to that document in response to (i) the comments contained in your letter of December 2, 2004, as described in our letter to you of December 27, 2004, (ii) the comments contained in your letter of January 4, 2005 as described in this letter, and (iii) certain other corrective or clarifying changes.

Information Statement- Exchange Agreement

Commission Comment 1: We note your response to prior comment 1. We believe certain information provided in this response would be meaningful to readers of your Information Statement. We therefore request that you expand your disclosures to include:

•	a statement that NATK is exchanging parent company securities for a future interest in its sole operating subsidiary’s securities; and

•	a statement that indicates why you have not provided the financial statements of TieTek LLC (e.g. because they would be virtually identical to the disclosure on NATK). You should also provide a statement that NATK has only cash, minor investments and no operations outside of TieTek LLC. You should qualify the amount of cash and investment assets held by NATK.

Response: The Company has expanded the disclosure in “Summary of the Sponsor Transaction – Description of the Exchange Agreement” to include statements that it is exchanging the Exchange Securities of the parent company for the Sponsor Option, which is a future interest in its sole operating subsidiary’s securities. In addition, the Company has added as the second paragraph under “Available Information”, a statement that indicates why we have not provided the financial statements of TieTek LLC and an explanation of the only assets of NATK held outside of TieTek LLC.

Commission Comment 2: We note your response to prior comment 2. Expanded disclosure similar to that provided in this response would be meaningful to the readers of your Information Statement.

Response: The Company has made the requested expanded disclosure by adding the last paragraph and table in “Summary of the Transaction – Reasons for and Effects of the Sponsor Transaction”.

Form 10-Q for the quarter ended September 30, 2004

Note 4- Debt to Tie Investors, LLC

Commission Comment 3: We note your response to prior comment 6. Please expand your disclosures to clarify that TieTek LLC made the interest payment to Tie Investors LLC on December 31, 2004 so the creditor lost the right to demand repayment.

Response: Note 4 has been amended to state that TieTek LLC made the interest payment to Tie Investors LLC on December 10, 2004 so the creditor lost the right to demand repayment.

Note 5 – Stockholders’ Equity

Commission Comment 4: We note your response to prior comment 7. You indicate that the $395, 709 relates to the SB-2 registration statement and the $14 million loan for TieTek LLC. However, your disclosure in Note 4 indicates that the $446,475 of debt offering costs were incurred related to the TieTek LLC loan. We also note that such amount is separately reflected in your statement of cash flows. Please tell us supplementally and revise your disclosures to clarify the nature of the $395,709 other offering costs.

Response: Note 5 has been revised to state that the $395, 709 in offering costs relate to the SB-2 registration statement that the Company filed and was under review by the Commission, and to the current reorganization of the Company. There were no costs included in other offering costs related to the Company’s $14,000,000 loan. This was erroneously included in our previous comment response.

Commission Comment 5: Expand your disclosures to clarify why the fair value assigned to the warrants to purchase 598,840 shares of common stock was determined to be zero.

Response: The following sentence has been added to Note 5 in response to this comment:

“The fair value assigned to the 598,840 warrants was determined to be $0.00 using the Black Scholes valuation model, as the exercise price was much higher than the current stock price.”

Please call the undersigned or John R. Boyer, Jr. at (713) 871-2025 if you desire additional information with respect to, or have any questions regarding, the matters set forth herein.

Very truly yours,

/s/ Rita J. Leader

Cc:	Henry W. Sullivan

Joseph W. Autem